GERMER GERTZ, L.L.P.
ATTORNEYS AT LAW
                                                                                                                                                    AUSTIN BEAUMONT HOUSTON
www.germer.com

Charles W. Goehringer, Jr.
Partner

Direct Line:  409.654.6765
cwgoehringer@germer.com

June 16, 2008

Mr. Chris White
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:           Arabian American Development Company
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 12, 2008
File No. 1-33926

Dear Mr. White:

We are general counsel for Arabian American Development Company (the “Company”).  We recently received your letter dated June 12, 2008, to Mr. Hatem El Khalidi requesting various revisions to financial statements and related disclosures to the above filings.

On page 3 under Closing Comments, the Company is instructed to amend its filings and respond to the comments contained in your letter within 10 business days or advise when the Company will provide a response.  The Company respectfully requests that it be permitted to respond to the comments and amend its filings as required on or before July 11, 2008.  Please be advised that the Company fully intends to cooperate in all respects with your office, but requires this extension due to vacations of key personnel.

Sincerely,

GERMER GERTZ, L.L.P.

By:    /s/ Charles W. Goehringer, Jr.
     Charles W. Goehringer, Jr.
CWG/rr

550 FANNIN, SUITE 400 • BEAUMONT, TX 77701
P. O. BOX 4915 • BEAUMONT, TX 77704 • PHONE: 409.654.6700 • FAX: 409.835.2115
CWG/632269